UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 31, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: August 31, 2007

LIHIR GOLD LIMITED
Incorporated in Papua New Guinea
ARBN 069 803 998
31 August 2007
Industrial Action
Please be advised that employees at the Lihir Gold mine on Lihir Island in PNG have initiated industrial action this morning, causing a temporary interruption to production. The company is currently working to identify employees’ issues and resolve the dispute as quickly as possible. Further details will be provided in due course.
For further information:
Joe Dowling
General Manager Corporate Affairs
07 3318 3308
0421 587 755